UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       October 2003

              File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Interim financial statements (unaudited) for the period ended June 30, 2003

2.

News Release dated October 1, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____     No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated October 14, 2003

           Signed:  /s/ Peter de Visser

                                                                                    Peter de Visser, Director

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Candente Resource Corp. as at June 30, 2003 and the interim consolidated statements of operations and deficit, cash flows, and accumulated mineral property costs for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated financial statements may not be appropriate for their purposes.

Vancouver, B.C

August 28, 2003

Chartered Accountants

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	June 30, 2003	(Audited) Dec. 31, 2003
ASSETS

CURRENT ASSETS
Cash	$ 1,106,100	$ 681,706
Short-term investment (Note 3)	14,108	-
Amounts receivable	31,985	36,503
Promissory notes receivable	-	39,300
Prepaid expenses and deposits	27,177	13,248
	1,179,370	770,757

MINERAL PROPERTIES (Note 2 and 4)	2,806,022	2,180,536
CAPITAL ASSETS (Notes 2 and 4)	32,172	33,167
	$ 4,017,564	$ 2,984,460

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 49,704	$ 83,125
Due to related parties	7,210	10,065
	56,914	93,190

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	5,493,675	4,204,815
DEFICIT	(1,533,025)	(1,313,545)
	3,960,650	2,891,270

	$ 4,017,564	$ 2,984,460

APPROVED BY THE DIRECTORS:

 “Joanne C. Freeze”

Director

“Peter de Visser”

Director

See accompanying notes.

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	Three Months Ended Jun. 30, 2003	Three Months Ended Jun. 30, 2002	Six Months Ended Jun. 30, 2003	Six Months Ended June. 30, 2002

REVENUE
Interest income	$ 6,941	$ 473	$ 11,938	$ 880

EXPENSES
Amortization of capital assets	1,830	481	3,855	913
Bank Charges and interest	889	636	1,501	964
Corporate development	11,812	1,681	13,282	2,718
Foreign Exchange	4,392	2,322	7,933	1,692
Investor relations	14,301	4,970	33,491	6,550
Legal, audit and accounting	13,551	5,855	26,415	21,574
Management and office salaries (Note 7)	21,855	11,808	35,355	20,098
Office, rent and miscellaneous	14,162	9,842	23,540	13,920
Promotion, travel and entertainment	23,367	18,314	58,297	35,983
Regulatory and filing fees	11,511	4,890	21,055	7,043
Shareholder communications	4,754	2,242	6,694	4,524
Write-off of mineral properties	-	127,288	-	127,288
	122,424	190,329	231,418	243,267
LOSS FOR THE PERIOD	(115,483)	(189,856)	(219,480)	(242,387)

DEFICIT, BEGINNING OF PERIOD	(1,417,542)	(928,411)	(1,313,545)	(875,880)
DEFICIT, END OF PERIOD	$ (1,533,025)	$ (1,118,267)	$ (1,533,025)	$ (1,118,267)

LOSS PER SHARE (Note 8)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

See accompanying notes.

CANDENTE RESOURCE CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

	Three Months Ended Jun. 30, 2003	Three Months Ended Jun. 30, 2002	Six Months Ended Jun. 30, 2003	Six Months Ended Jun. 30, 2002
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$ (115,483)	$ (189,856)	$ (219,480)	$ (242,387)
Adjustment for items not requiring cash:
Amortization of capital assets	1,830	481	3,855	913
Write-off of mineral properties	-	127,288	-	127,288
Changes in non-cash working capital items:
Short-term investments	162	-	(14,108)	-
Amounts receivable	14,429	6,349	4,518	3,521
Promissory notes receivable	-	-	39,300	-
Prepaid expenses and deposits	(2,594)	800	(13,929)	14,816
Accounts payable and accrued liabilities	3,467	138	(33,421)	(10,075)
Due to related parties	542	19,614	(2,855)	27,379
FUNDS USED FOR OPERATING ACTIVITIES	(97,647)	(35,186)	(236,120)	(78,545)

INVESTING ACTIVITIES

LOSS FOR THE PERIOD
Acquisition of capital assets	-	(4,826)	(2,860)	(4,826)
Mineral property exploration costs	(166,287)	(183,980)	(434,299)	(183,980)
Mineral property acquisition costs*	(92,967)	(92,508)	(108,167)	(161,579)
FUNDS USED FOR INVESTING ACTIVITIES	(259,254)	(281,314)	(545,326)	(350,385)

FINANCING ACTIVITIES
Common shares issued for cash**	205,290	670,039	1,205,840	1,111,739
Deposit on share subscriptions	-	-	-	(413,950)
FUNDS PROVIDED BY FINANCING ACTIVITIES	205,290	670,039	1,205,840	697,789

NET CASH PROVIDED (USED) DURING THE PERIOD	(151,611)	353,539	424,394	268,859

CASH, BEGINNING OF PERIOD	1,257,711	167,769	681,706	252,449
CASH, END OF PERIOD	$ 1,106,100	$ 521,308	$ 1,106,100	$ 521,308

Supplemental Disclosure of Non-Cash Investing and Financing Activities

*

During the current period the Company issued 165,000 common shares at a deemed cost of $83,020 pursuant to mineral property agreements.

	Balance, Dec 31, 2001	Net Expenditures (w/o or recovery)	Balance Dec. 31, 2002	Net Expenditures (w/o or recovery)	Balance Jun. 30, 2003
PERU
El Tigre Property (Note 4(a))
Acquisition costs	$ 19,200	$ 37,900	$ 57,100	$ 9,600	$ 66,700
Deferred exploration costs:
Assays	2,967	-	2,967	-	2,967
Field supplies and travel expenses	12,552	383	12,935	1,651	14,586
Field office and personnel	16,136	8,294	24,430	3,109	27,539
Geological consulting	37,556	19,048	56,604	2,347	58,951
Maps and publications	7,128	1,450	8,578	-	8,578
	95,539	67,075	162,614	16,707	179,321

Lunahuana Property (Note 4(a))
Acquisition costs	20,400	38,700	59,100	12,395	71,495
Deferred exploration costs:
Assays	2,571	5,713	8,284	116	8,400
Field supplies and travel expenses	5,592	16,448	22,040	2,193	24,233
Field office and personnel	14,174	19,269	33,443	3,512	36,955
Geological consulting	47,447	52,326	99,773	1,029	100,802
Maps and publications	595	4,773	5,368	15	5,383
	90,779	137,229	228,008	19,260	247,268

Las Sorpresas Property (Note 4 (a))
Acquisition costs	17,800	36,665	54,465	8,475	62,940
Deferred exploration costs:
Assays	4,371	-	4,371	-	4,371
Field office and personnel	7,347	9,677	17,024	-	17,024
Geological consulting	9,429	315	9,744	-	9,744
	38,947	46,657	85,604	8,475	94,079

Picota Property (Note 4 (b))
Acquisition costs	17,706	12,800	30,506	9,450	39,956
Deferred exploration costs:
Assays	4,714	-	4,714	-	4,714
Equipment maintenance and rental	1,918	1,610	3,528	2,858	6,386
Field supplies and travel expenses	10,934	636	11,570	-	11,570
Field office and personnel	8,931	4,778	13,709	5,384	19,093
Geological consulting	38,527	-	38,527	-	38,527
Maps and publications	2,616	-	2,616	-	2,616
	85,346	19,824	105,170	17,692	122,862

Pamel Property (Note 4 (c))
Acquisition costs	39,635	18,605	58,240	14,120	72,360
Deferred exploration costs:
Assays	26,037	-	26,037	-	26,037
Equipment maintenance and rental	40,542	2,240	42,782	-	42,782
Field supplies and travel expenses	23,639	-	23,639	-	23,639
Field office and personnel	88,558	5,392	93,950	-	93,950
Geological consulting	114,936	-	114,936	-	114,936
Maps and publications	8,669	1,085	9,754	-	9,754
Options payments received	(145,000)	-	(145,000)	-	(145,000)
	197,016	27,322	224,338	14,120	238,458

Huaypian Property (Note 4 (d))
Acquisition costs	11,129	(11,129)	-	-	-
Deferred exploration costs:
Assays	8,610	(8,610)	-	-	-
Equipment maintenance and rental	5,704	(5,704)	-	-	-
Field supplies and travel expenses	11,988	(11,988)	-	-	-
Field office and personnel	33,251	(33,251)	-	-	-
Geological consulting	50,814	(50,814)	-	-	-
Maps and publications	5,792	(5,792)	-	-	-
Write-down for impairment of properties value	(50,000)	50,000	-	-	-
	77,288	(77,288)	-	-	-

Las Brujas Property (Note 4 (e))
Acquisition costs	6,801	4,000	10,801	3,000	13,801
Deferred exploration costs:
Assays	2,570	-	2,570	-	2,570
Field supplies and travel expenses	6,137	-	6,137	1,812	7,949
Field office and personnel	2,643	10,140	12,783	2,375	15,158
Geological consulting	4,734	8,913	13,647	-	13,647
Maps and publications	1,781	496	2,277	-	2,277
	24,666	23,549	48,215	7,187	55,402

Canariaco Property (Note 4(f))
Acquisition costs	75,70	14,000	89,750	10,500	100,250
Deferred exploration costs
Assays	-	-	-	355	355
Field supplies and travel expenses	4,207	-	4,207	1,296	5,503
Field office and personnel	5,675	16,168	21,843	12,051	33,894
Geological consulting	52,588	3,056	55,644	660	56,304
Maps and publications	2,744	370	3,114	39	3,153
	140,964	33,594	174,558	24,901	199,459

Paracas Property (Note 4(g))
Acquisition costs	23,280	(23,280)	-	-	-
Deferred exploration costs:
Assays	9,219	(9,219)	-	-	-
Equipment maintenance and rental	14,166	(14,166)	-	-	-
Field supplies and travel expenses	15,233	(15,233)	-	-	-
Field office and personnel	31,441	(31,441)	-	-	-
Geological consulting	37,510	(37,510)	-	-	-
Maps and publications	2,734	(2,734)	-	-	-
Write-down for impairment of properties value	(83,583)	83,583	-	-	-
	50,000	(50,000)	-	-	-

Alto Dorado/Toril Property (Note 4(b))
Acquisition costs	-	66,077	66,077	56,940	123017
Deferred exploration costs:
Assays	-	3,497	3,497	10,755	14,252
Equipment maintenance and rental	-	1,546	1,546	9,331	10,877
Field supplies and travel expenses	-	2,089	2,089	28,955	31,044
Field office and personnel	-	5,108	5,108	36,410	41,518
Geological consulting	-	23,506	23,506	45,535	69,041
Maps and publications	-	3,908	3,908	5,528	9,436
	-	105,731	105,731	193,454	299,185

Other Properties (Note 4(i))
Acquisition costs	16,823	85,440	102,263	4,892	107,155
Deferred exploration costs:
Assays	5,537	11,702	17,239	10,470	27,709
Equipment maintenance and rental	11,191	7,382	18,573	6,377	24,950
Field supplies and travel expenses	12,140	29,999	42,139	13,643	55,782
Field office and personnel	40,487	26,393	66,880	22,985	89,865
Geological consulting	45,983	53,333	101,316	5,442	106,758
Maps and publications	5,222	11,810	17,032	2,422	19,454
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	(25,000)
	102,383	228,059	330,442	66,231	396,673

CANADA (NEWFOUNDLAND)
Linear Properties (Note 4(j))
Acquisition costs	-	20,345	20,345	15,185	35,530
Deferred exploration costs
Assays	-	10,903	10,903	(1,350)	9,553
Drilling	-	-	-	36,537	36,537
Equipment maintenance and rental	-	4,608	4,608	10,345	14,953
Field supplies and travel expenses	-	22,001	22,001	15,582	37,583
Field office and personnel	-	24,668	24,668	(21,408)	3,260
Geological consulting	-	73,389	73,389	72,257	145,646
Maps and publications	-	1,228	1,228	1,994	3,222
Telecommunications	-	555	555	1,746	2,310
Government assistance received	-	-	-	(38,800)	38,800)
	-	157,697	157,697	92,088	249,785

Island Pond Property (Note 4 (k))
Acquisition costs	-	14,250	14,250	-	14,250
Deferred exploration costs:
Assays	-	271	271	409	680
Drilling	-	69,011	69,011	6,444	75,455
Equipment maintenance and rental	-	925	925	507	1,432
Field supplies and travel expenses	-	1,663	1,663	349	2,012
Field office and personnel	-	197	197	-	197
Geological consulting	-	6,942	6,942	5,218	12,160
Telecommunications	-	331	331	470	801
	-	93,590	93,590	13,397	106,987

Virgin Arm Property (Note 4(l))
Acquisition costs	-	3,400	3,400	-	3,400
Deferred exploration costs:
Assays	-	2,610	2,610	-	2,610
Equipment maintenance and rental	-	2,806	2,806	-	2,806
Field supplies and travel expenses	-	6,571	6,571	-	6,571
Field office and personnel	-	14,255	14,255	-	14,255
Geological consulting	-	51,704	51,704	751	52,455
Maps and publications	-	72	72	-	72
Telecommunications	-	378	378	-	378
	-	81,796	81,796	17.439	99,235

Other Properties (Note 4 (m))
Acquisition costs	-	146,540	146,540	46,630	193,170
Deferred exploration costs:
Assays	-	20,465	20,465	(5,202)	15,263
Equipment maintenance and rental	-	14,631	14,631	1,848	16,479
Field supplies and travel expenses	-	33,420	33,420	19,213	52,633
Field office and personnel	-	30,755	30,755	(28,842)	1,913
Geological consulting	-	121,697	121,697	103,064	224,761
Maps and publications	-	14,311	14,311	(5,947)	8,364
Telecommunications	-	954	954	3,771	4,725
	-	382,773	382,773	134,535	517,308
Mineral Properties	$ 902,928	$ 1,277,608	$ 2,180,536	$ 625,486	$ 2,806,022

See accompanying notes.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on May 1, 1997 in British Columbia and is involved in the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The Company received regulatory acceptance for continuation under Section 187 of  the Canada Business Corporation Act on September 27, 2002. The Company has registered extraprovincially in the Provinces of B.C. and Newfoundland in 2003. The Company’s major activity is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreement or transfers and may be affected by undetected defects.

The Company has a net working capital balance of $1,122,456 as at June 30, 2003.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. References to the Company included herein are inclusive of the Canadian parent company and its consolidated British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp. and its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A.

Mineral Properties

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse or abandoned. Mineral option payments are recorded when received and are charged against the related mineral properties’ costs.

Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral properties. The recorded costs of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Mineral Properties (Cont’d)

The Company reviews capitalized costs on its resource properties on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon management’s assessment of the future probability or profitable revenues from the property or from sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization of capital assets is provided on the declining balance method at the following rates:

Office furniture and equipment

- 20%

Computer equipment

- 30%

Truck

- 30%

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in both Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars.

The Company translates its foreign operations into U.S. dollars on the following basis: Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at the applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization of capital assets which is translated at historical rates.

Foreign exchange gains and losses from translation of foreign operations are disclosed in the interim consolidated statement of operations.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Fair Value of Financial Instruments

The carrying amount of cash, amounts receivable, promissory notes receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Stock-Based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $132,396 pursuant to the share options issued during the year. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

Year 2002

Loss for the year

As reported

$   437,665

Pro forma

$   570,061

Loss per share

As reported

$         0.02

Pro forma

$         0.03

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-Based Compensation (Cont’d)

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

• risk free interest rate of 2.4%, dividend yield of 0%, expected life of 5 years, and volatility of 12.74%.

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants (“CICA”) regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future tax benefit is taken and no net asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company and, accordingly, this retroactive change in accounting policy for future income taxes has no effect on the consolidated financial statements of any of the periods presented.

3.

SHORT-TERM INVESTMENT

The Company acquired 2,066 grams of gold in February 2003 at a cost of Cdn$35,966 and set-up a gold money account. Certain expenses for 2003 investment conferences totalling Cdn$14,688 were paid from this account. As at June 30, 2003, the Company is holding 1,212 grams of gold.

4.

MINERAL PROPERTIES

a) El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company holds a 100% interest in the above mentioned properties.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

4.

MINERAL PROPERTIES (CONT’D)

a) El Tigre, Lunahuana and Las Sorpresas Properties (Cont’d)

The Company issued 500,000 common shares of the Company in March 2002 at Cdn$0.24 per share, being the current fair market value.

b) Picota Property

Northern Peru

The Company owns various mineral claims by staking approximately 3,200 hectares in Northern Peru. The Company paid a finder’s fee of 20,000 shares in May 2000 at Cdn$0.45 per share with respect to an additional mineral property located in Northern Peru.

c) Pamel Property

Central Peru

The Company owns various mineral claims by staking approximately 5,800 hectares in the Western Andes.The Company issued 30,000 shares in May 2000 at Cdn $0.45 per share for the assignment and transfer of title to the Company certain mineral claims that became part of the Pamel property. The Company is also committed to issue 30,000 shares upon the completion of an initial drilling program and a further 50,000 shares upon commencement of commercial production.

d) Huaypian Property

Central Peru

The Company acquired various mineral claims by staking approximately 1,400 hectares in the Western Andes. The mineral claims lapsed in 2002 and the Company wrote-off the remaining $77,288 in accumulated costs.

e) Las Brujas Property

Northern Peru

The Company acquired various mineral claims by staking approximately 1,000 hectares in Northern Peru. The Company paid a finder’s fee of 20,000 shares in December 2000 with respect to the acquisition of these mineral properties. The shares were issued at Cdn$0.21 per share, being the current fair market value.

f) Canariaco Property

Northern Peru

The Company’s wholly-owned Peruvian subsidiary acquired a 100% interest in the mineral property by auction held on February 14, 2001 in Lima, Peru. The Company paid $75,000 for the mineral property.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

4.

MINERAL PROPERTIES (CONT’D)

g) Paracas Property

Central Peru

The Company acquired various mineral claims by staking approximately 4,400 hectares in Central Peru. The mineral claims lapsed in 2002 and the Company wrote-off the remaining $50,000 in accumulated costs.

h) Alto Dorado/Toril Property

Central Peru

The Company entered into an option agreement in June 2002 to acquire a 100% undivided interest in the Alto Dorado mineral property. The Company paid $10,000 upon signing the agreement and  issued 100,000 common shares of the Company in stages of 25,000 shares. The Company issued 25,000 shares in December 2002 at Cdn$0.36 per share and 75,000 shares in April 2003 at Cdn$0.80 per share, being the current fair market value. The Company paid $50,277 at an auction to acquire a 100% interest in the Toril property, which became part of the Alto Dorado property. The Alto Dorado property (including Toril) is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% with the Company making certain payments.

i) Other Peruvian Properties

Since 1997, the Company has acquired various mineral claims by staking approximately 60,565 hectares in Peru.

j) Linear Property

Newfoundland, Canada

The Company entered into an agreement in April 2002, to acquire a 100% undivided interest in 50 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$171,000 (Paid Cdn$52,950), the issuance of  300,000 common shares (45,000 shares  issued) of the Company and an aggregate of $1,000,000 in exploration expenditures over the next five years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 0.5% with the Company making certain payments.

k) Island Pond Property

Newfoundland, Canada

The Company entered into an agreement in July 2002, to acquire a 51% interest in 38 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$115,000 (Paid Cdn$15,000), the issuance of 115,000 common shares (15,000 shares issued) of the Company and an aggregate of Cdn$1,500,000 in exploration expenditures over the next four years.

l) Virgin Arm Property

Newfoundland, Canada

See Note 4(m).

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

4.

MINERAL PROPERTIES (CONT’D)

m) Other Newfoundland Properties

The Company entered into an agreement in June 2002, to acquire a 100% interest in 65 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$139,240 (Paid Cdn$4,240), the issuance of 228,000 common shares (15,000 shares issued) of the Company and an aggregate of Cdn$756,000 in exploration expenditures over the next five years.

The Company acquired 1,346 mineral claims located in the Botwood Basin of  Central Newfoundland. Consideration paid was the issuance of 200,000 common shares of the Company in December 2002 at Cdn$0.46 per share, being the current fair market value.

The Company acquired various mineral claims by staking 3 mineral claims in Central Newfoundland. Other properties acquired consist of the following:

i)

Radio Range Property

The Company received regulatory acceptance on February 6, 2003 relating to a mineral property option agreement dated June 19, 2002 to acquire a 100% undivided interest in the Radio Range Property, comprising 12 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$55,000, the issuance of 100,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$200,000 in exploration expenditures over the next four years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

ii)

Weirs Pond Property

The Company received regulatory acceptance on February 6, 2003 relating to a mineral property option agreement dated June 24, 2002 to acquire a 100% undivided interest in the Weirs Pond Property, comprising 5 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$55,000, the issuance of 100,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$200,000 in exploration expenditures over the next four years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

iii)

Paul’s Pond Property

The Company received regulatory acceptance of February 20, 2003 relating to a mineral property option agreement dated July 15, 2002 to acquire a 51% interest in the Paul’s Pond Property, comprising 30 mineral claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$90,000, the issuance of 90,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$1,000,000 in exploration expenditures over the next four years.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

4.

MINERAL PROPERTIES (CONT’D)

m) Other Newfoundland Properties (Cont’d)

iv)

Jackson’s Arm Property

The Company received regulatory acceptance on April 4, 2003 relating to a mineral option agreement dated September 18, 2002 to acquire a 100% undivided interest in the Jackson’s Arm Property, comprising 36 mineral claims located in Western Newfoundland. Consideration to be paid is Cdn$97,360, the issuance of 232,000 common shares of the Company (20,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$756,000 in exploration expenditures over the next five years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

v)

Staghorn Property

The Company received regulatory acceptance on June 3, 2003 relating to a mineral option agreement dated October 26, 2002 to acquire a 100% undivided interest in the Staghorn Property, comprising 186 mineral claims located in Southwestern Newfoundland. Consideration to be paid is Cdn$100,920, the issuance of 120,000 common shares of the Company (20,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$500,000 in exploration expenditures over the next four years. A finder’s fee of 20,000 common shares of the Company was paid. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

5.

CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value 2003 2002

Office furniture and equipment	$ 14,328	$ 3,488	$ 10,840	$ 10,462
Computer equipment	16,371	3,969	12,402	12,277
Truck	11,586	2,656	8,930	10,428

	$ 42,285	$ 10,113	$ 32,172	$ 33,167

6.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

6.

SHARE CAPITAL (CONT’D)

a)

Issued

	Number of Shares	Amount

Balance as at December 31, 2001	9,236,034	$ 1,635,605

Issued for cash:
Exercise of stock options (Cdn$0.15/share)	796,250	75,981
Exercise of stock options (Cdn$0.23/share)	25,000	3,650
Exercise of share purchase warrants (various prices)	2,049,517	287,959
Private placement financing (Cdn$0.15/share), net of issue costs	4,869,002	441,700
Private placement financing (Cdn$0.35/share), net of issue costs	2,893,000	636,490
Private placement financing (Cdn$0.45/share)	650,000	187,650
Private placement financing (Cdn$0.60/share)	2,000,000	769,820

Issued for other consideration:
Issued for mineral property interests (Cdn$0.24/share)	500,000	75,300
Issued for mineral property interests (Cdn$0.42/share)	30,000	7,940
Issued for mineral property interests (Cdn$0.36/share)	25,000	5,780
Issued for mineral property interests (Cdn$0.46/share)	200,000	58,300
Issued for mineral property interests (Cdn$0.49/share)	60,000	18,640

Balance as at December 31, 2002	23,333,803	4,204,815

Issued for cash:
Exercise of stock options (Cdn$0.15/share)	187,000	24,100
Exercise of stock options (Cdn$0.23/share)	37,500	5,870
Exercise of stock options (Cdn$0.33/share)	75,000	15,720
Exercise of share purchase warrants (various prices)	2,617,217	472,820
Private placement financing (Cdn$0.60/share)	1,700,000	687,330

Issued for other consideration:
Issued for mineral property interests (Cdn$0.68/share)	20,000	9,170
Issued for mineral property interests (Cdn$0.90/share)	10,000	6,000
Issued for mineral property interests (Cdn$0.69/share)	20,000	9,630
Issued for mineral property interests (Cdn$0.80/share)	75,000	41,850
Issued for mineral property interests (Cdn$0.56/share)	40,000	16,370

Balance as at June 30, 2003	28,115,520	$ 5,493,675

The Company completed a private placement in February 2003 with Goldcorp Inc., a NYSE and TSE listed company, by issuing 1,700,000 units at Cdn$0.60 per unit. Each unit is comprised of one common share and one-half (850,000) non-transferable share purchase warrants. One share purchase warrant entitles the holder to purchase one additional common share at Cdn$0.90 to February 21, 2004 and at Cdn$1.10 from  February 22, 2004 to February 21, 2005.

The Company completed a private placement in August 2002 by issuing 2,000,000 shares at Cdn $0.60 per share.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

6.

SHARE CAPITAL (CONT’D)

b)

Issued (Cont’d)

The Company completed a private placement in August 2002 by issuing 650,000 units at Cdn $0.45 per unit. Each unit is comprised of one common share and one-half (325,000) non-transferable share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at Cdn $0.55 to August 19, 2003 and at Cdn $0.60 from  August 20, 2003 to August 19, 2004. Of the 650,000 units issued, 470,000 are flow-through.

The Company completed a private placement in May 2002 by issuing 2,850,000 units at Cdn $0.35 per unit. Each unit is comprised of one common share and one-half (1,425,000) non-transferable share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at Cdn $0.44 to May 16, 2003 and at Cdn $0.49 from to May 17, 2003 to May 16, 2004. Of the 2,850,000 units issued, 2,330,000 are flow-through. The Company also issued 43,000 shares at Cdn $0.34 for a finder’s fee regarding the private placement.

The Company completed a private placement in January 2002 by issuing 4,869,002 units at Cdn $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at Cdn$0.20 to January 31, 2003 and at Cdn$0.25 from February 1, 2003 to January 31, 2004.

a)

Stock Options

The Company has the following incentive stock options outstanding as at June 30, 2003:

	Number of Options	Exercise Price ($Cdn)	Expiry Date

Balance as at December 31, 2001	794,000

Granted	666,000	$0.15	Jan 3, 2007
Granted	227,816	$0.17	Feb 6, 2007
Granted	156,250	$0.23	April 5, 2007
Granted	500,000	$0.33	April 23, 2007
Granted	90,000	$0.33	Sept. 6, 2007
Exercised	(821,250)
Cancelled	(150,000)
Balance as at December 31, 2002	2,272,816

Granted	600,000	$0.48	Jan 17, 2008
Granted	700,000	$0.48	Feb 4, 2008
Exercised	(299,500)
	3,273,316

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

6.

SHARE CAPITAL (CONT’D)

a)

Share Purchase Warrants

The Company has the following share purchase warrants outstanding as at June 30, 2003:

Exercise

Number of

 Price

Expiry

Warrants

($ Cdn)

Date

1,733,335

$0.25

 Jan. 31, 2004

   *40,000

$0.25

 Jan. 31, 2004

   896,950

$0.49

May 16, 2004

   315,000

$0.55

Aug. 19, 2003

$0.60

Aug. 19, 2004

   850,000

$0.90

 Feb. 21, 2004

$1.10

 Feb. 21, 2005

3,835,285

*agents warrants

e)

Escrow Shares

375,000 (2002 - 750,000) performance shares issued to directors of the Company are held in escrow, their release being subject to regulatory acceptance.

Effective June 10, 2003, the TSX Venture Exchange granted a pro rata release of 50% from escrow in the amount of 375,000 shares of the Company.

f)

Subsequent Issuances

The Company issued 200,000 common shares upon the exercise of share purchase warrants that were exercisable at prices between Cdn$0.25 - $0.44 per share.

The Company issued 58,000 common shares at various prices pursuant to mineral property agreements.

As at August 28, 2003, the Company has 28,373,520 common shares issued and outstanding.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

7.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid in 2003 an aggregate of $6,930 (2002 - $16,400) for management fees and $52,645 (2002 - $84,000) for geological consulting services, and as of the date of these financial statements were owed $7,210 (2002 - $10,065).

8.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as they are anti-dilutive.

9.

SEGMENTED INFORMATION

	Jun. 30, 2003	Dec. 31, 2002
Assets by geographic segment
Canada	$ 2,094,651	$ 1,519,331
Peru	1,922,913	1,465,129
	$ 4,017,564	$ 2,984,460

10.

INCOME TAXES

The Company has accumulated losses for Canadian tax purposes of approximately Cdn$1,179,668 which expire in various years to 2008 as follows:

2004

                $16,133

2005

                  61,279

2006

                  66,458

2007

223,974

2008

299,193

2009

512,631

                                             $1,179,668

The Company has undeducted Canadian exploration and development expenditures of $348,137 (2001 - $NIL) available to be claimed against Canadian taxable income in future years. These expenses have no expiration date. Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

CANDENTE RESOURCE CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(Unaudited - See Notice to Reader)

(Expressed in U.S. Dollars)

10.

INCOME TAXES (CONT’D)

	Dec. 31, 2002	Dec. 31, 2001

Net loss before income taxes	$ (512,631)	$ (299,193)
Tax rate	39.62%	39.62%
Calculated income tax recovery	(203,104)	(118,540)
Increase in valuation allowance	203,104	118,540

Income tax expense	$ -	$ -

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	Dec. 31, 2002	Dec. 31, 2001

Future income tax assets
Temporary difference in assets	$ (279,217)	$ -
Non-capital loss carry forwards	467,384	236,546
	188,167	236,546
Valuation allowance for future income tax assets	(188,167)	(236,546)

	$ -	$ -

12. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

13. SUBSEQUENT EVENTS

See Schedule C - Management Discussion.

CANDENTE RESOURCE CORP. – NEWS RELEASE

GOLD ZONES EXPANDED ON STAGHORN PROPERTY IN NEWFOUNDLAND

October 1st, 2003

Release No. 80                                                                                                                                       DNT:TSX-V

Candente Resource Corp. (TSX-V: DNT) reports that the Company has expanded the extent of gold mineralization on the Staghorn property from 1 to 3 kilometers (km). Early stage results show geological similarities to intrusion-hosted orogenic deposits such as the 175 and 19 million oz gold deposits at Muruntau and Kumtor in Central Asia.

The 3 km extent of gold mineralization is evident in three main zones in bedrock, angular rock float, soils and heavy mineral concentrate (HMC) samples. Gold values ranging from 0.5 to 25.7 grams per tonne (gpt) – (many in the 3 to 5 gpt range) occur in one zone in rocks comprising 1m channels in trenches, selected samples and angular float in pits over a 70 by 30 m area. The trenched portion extends 42 meters (m) in length and 10 to 20 m in width.

This recently discovered zone was exposed by the removal of 10 metres of overburden. Locally derived angular, mineralized float can be found for several hundreds of meters on either side of the trenched bedrock mineralization. Overburden masks outcrop exposure outside the trenched area and on much of the property.

Recent interpretation of an airborne geophysical survey has identified three elongate 0.5 to 1.5 km magnetic features, which could be buried intrusions or pyrrhotite-bearing mineralized bodies, proximal to the areas of known gold mineralization.

The main gold centre is focused on a mega-kink fold (dilational jog) at the intersection of two faults where deformed granite is intruded by a series of undeformed igneous phases. Gold mineralization occurs in multiple directions of sheeted and stockwork quartz/sulphide veins.

Mineralization comprises arsenopyrite-pyrite-chalcopyrite-tetrahedrite-sulphosalt-gold (a reduced intrusion-related suite) in four distinct phases:

(1) quartz-arsenopyrite-pyrite-tetrahedrite-chalcopyrite-sulphosalts-gold veins

(2) pyrrhotite skarn mineralization

(3) iron carbonate cemented breccias sulphide bearing breccias +/- base metal sulphides

(4) gold placers

The styles of mineralization, host rocks, structural setting and geochemical signature found to date are all typical of intrusion hosted-orogenic deposits. The Company continues to advance exploration on this and other properties in Newfoundland.

The Company can earn 100% interest in the property by making cash payments totalling Cdn$105,520; issuing a total of 120,000 common shares; and making an aggregate of Cdn$500,000 in exploration expenditures over four years. The property is subject to a 2.5% NSR which may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000.

Candente is a junior exploration company focused on the acquisition and exploration of world-class gold and copper projects. For more information on our current exploration progress, visit www.candente.com and/or call us at: (604) 689-1957; toll free at 1-877-689-1964; or e-mail to: investor@candente.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo, President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

See accompanying notes.